FORM 6-K

                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                         Report of Foreign Private Issuer
                                       Pursuant to Rule 13a-16 or 15d-16 of
                                        the Securities Exchange Act of 1934


                                           For the month of January 1999

                                              ICTS INTERNATIONAL N.V.
                              (Translation of registrant's name into English)
                            Biesbach 225, 1181 JC Amstelveen, The Netherlands
                                      (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover
                                              Form 20-F or Form 40-F.

                                              Form 20-F X Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
 Act of 1934.

                                                     Yes No X

REPORT ON FORM 6-K

As of January 1, 1999, ICTS International N.V., through its wholly owned subsidiary I.C.T.S. 1994 (U.S.A.) Inc., acquired 80% of the issued and outstanding capital stock of Huntleigh USA Corporation ("Huntleigh") and has an option to acquire the remaining 20% at an agreed upon price formula, the terms of which are set forth in the Stock Purchase Agreement dated November 5, 1998. The initial purchase price was $5,000,000 subject to adjustment based upon the purchase price formula.

For the nine months ended September 30, 1998 Huntleigh had revenues of $32,874,193 and an unaudited net loss on a pro forma basis of $553,473. Huntleigh is a provider of aviation services in the United States. Huntleigh operates in approximately 45 US airports (including substantially all the aviation international gateways in the USA) with more than 4,000 employees. The combined company will have revenues exceeding $100 million.

EXHIBITS:

EXHIBIT NO.                                          DESCRIPTION


2.1 Stock Purchase Agreement dated November 5, 1998 by and among I.C.T.S. 1994 (U.S.A.) Inc., Bill Glassman and Sandy Glassman.



FINANCIAL STATEMENTS:

1.  Huntleigh   Corporation  and  Huntleigh  USA  Corporation  Combined  Audited
Financial Statements for the Nine Months ended September 30, 1998.

2. Huntleigh Corporation and Huntleigh USA Corporation Combined Financial Statements For the Twelve Months Ended December 31, 1997.


         December 3, 1998


         To the Board of Directors
         Huntleigh Corporation/Huntleigh USA Corporation
         St. Louis, Missouri

         We have compiled the  accompanying  combined balance sheet of Huntleigh
         Corporation  (an S  corporation)  and  Huntleigh USA  Corporation  (a C corporation)  as of December 31, 1997,  and the related  statements  of income  and  retained  earnings,  and  the  accompanying  supplementary
         information  which  is  presented  only  for   supplementary   analysis
         purposes,  for  the  twelve  months  then  ended,  in  accordance  with
         Statements on Standards for  Accounting and Review  Services  issued by the American Institute of Certified Public Accountants.

         A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements (see note 1) and, accordingly, do not express an opinion or any other form of assurance on them.

         Management has elected to omit substantially all of the disclosures, and the statement of cash flow ordinarily included in the financial statements. If the omitted disclosures and the statement of cash flow were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.





         Holt and Patterson, Ltd., PC




                HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
      Combined Balance Sheet
      As of December 31, 1997


   ASSETS

                                                                                                   1997


CURRENT ASSETS:

             Cash                                                                                      $ 582,490
             Accounts receivable                                                                       8,685,879
                    (less allowance for doubtful accounts of -0-)
             Other receivables                                                                            49,573
             Prepaid expenses                                                                            179,184

                        Total Current Assets                                                           9,497,126

PROPERTY AND EQUIPMENT:

             Property and equipment                                                                    1,003,011
             Less: Accumulated depreciation and amortization                                             490,162

                        Total Property and Equipment (Note 2)                                            512,849


OTHER ASSETS:
             Goodwill, net of amortization (Note 5)                                                    1,809,579
             Deferred tax asset                                                                          120,645
             Deposits                                                                                     34,375
                        Total Other Assets                                                             1,964,599

                        Total Assets                                                                $ 11,974,574
                                                                                                    ======================

                              See  accountant's  report  See notes to  financial
                            statements.
                                         Page 1

                HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
      Combined Balance Sheet
     As of December 31, 1997

          LIABILITIES AND STOCKHOLDERS' EQUITY                                                              1997

CURRENT LIABILITIES:
             Accounts payable                                                                          $ 421,768
             Accrued expenses                                                                          2,451,288
             Current portion of long-term debt                                                           419,936
                        Total Current Liabilities                                                      3,292,992
LONG-TERM LIABILITIES:
             Note payable to stockholder                                                               3,581,505
             Note payable - Bank                                                                       2,520,782
             Note payable - Ogden                                                                      1,348,482
             Current portion of long-term debt                                                          (419,936)
                        Total Long-Term Liabilities                                                    7,030,833
                        Total Liabilities                                                             10,323,825

STOCKHOLDERS'  EQUITY:
             Common stock, authorized 30,000 shares,                                                      50,800
                        par value $10 per share, 80 shares
                        issued and outstanding
             Additional paid-in capital                                                                1,300,200
             Treasury stock, 40 shares par value $10 per share                                              (400)
             Retained earnings                                                                           300,149
                        Total Stockholders' Equity                                                     1,650,749
                        Total Liabilities and Equity                                                $ 11,974,574


                                    See   accountant's   report   See  notes  to
                                  financial statements.
                                             Page 2

                     HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
         Combined Statement of Income
                      For the Twelve Months Ended December 31, 1997
                                                                   1997            %
           Revenues                                               $ 38,476,277   100.00%
           Cost of revenues (Schedule 1)                            35,861,887    93.21%
           Gross profit                                              2,614,390     6.79%
           General and administrative expenses                       2,309,178     6.00%
           Income from operations                                      305,212     0.79%
           Total other income (expense)                               (391,543)   -1.02%
           (Schedule 2)
           Net income before income taxes                              (86,331)   -0.22%
           Provision for income taxes (USA only)                        (4,998)   -0.01%
           Net income (loss)                                         $ (91,329)   -0.24%



                                            See accountant's report See notes to
                                             financial statements.
                                                        Page 3



                               Huntleigh Corporation/Huntleigh USA Corporation
                                    Combined Statement of Retained Earnings
                               For the Twelve Months Ended December 31, 1997


                                                             1997

Retained earnings, beginning of period                     $   391,478

Net income (loss)                                              (91,329)

Retained earnings, end of period                            $   300,149



                                   See accountants' report
                                  See notes to financial statements
                                             Page 4


                 Huntleigh Corporation/Huntleigh USA Corporation
                          Notes to Financial Statements
                                December 31, 1997





Note 1:  Combined Financial Statements

         The December 31, 1997 financial statements of Huntleigh USA Corporation were audited by us. The September 30, 1997 financial statements of Huntleigh Corporation were also audited by us. However, the December
         31, 1997 financial statements of Huntleigh Corporation were simply analyzed by us to determine reasonableness of the internally prepared financial statements. It is our opinion that the internally prepared financial statements of Huntleigh Corporation fairly present the results of operations for the twelve months ended December 31, 1997.

         The December 31, 1997 Huntleigh USA Corporation audited financial statements and the December 31, 1997 Huntleigh Corporation internally prepared financial statements were combined by us. All inter-company transactions were eliminated from the combined financial statements.



Note 2:  Restated Financial Statements

         The December 31, 1997 financial statements were restated to include the following adjustments:

                                                              HUSA              HCORP       TOTAL

         Additional Workers' Compensation Expense             $58,770        $  34,727    $  93,497
         Additional Workers' Compensation Reserves             43,882           81,495      125,377
         State Unemployment Tax Refund                        (19,295)           -0-        (19,295)
         Deferred Tax Benefit                                 (  8,290)          -0-      (  8,290)

         Total Decrease In Income                             $75,067        $116,222      $191,289




                                                      See accountant's report.
                                                               Page 5



                                                     SUPPLEMENTARY INFORMATION


              HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
      Combined Schedule of Costs of Revenue
        For the Twelve Months Ended December 31, 1997
       Schedule 1
                                                                                           1997            %
Anti-drug program                                                                        $ 135,664       0.35%
Bad debt expense                                                                           206,728       0.54%
Cleaning allowance                                                                          20,406       0.05%
Dosimeter expense                                                                           27,874       0.07%
Equipment supplies                                                                          48,704       0.13%
Fuel                                                                                        22,160       0.06%
Insurance expense                                                                          300,666       0.78%
Mischecked baggage                                                                           9,367       0.02%
Other                                                                                      869,612       2.26%
Parking                                                                                    147,410       0.38%
Payroll taxes                                                                            3,274,566       8.51%
Rent                                                                                       152,594       0.40%
Salaries                                                                                28,680,618      74.54%
Severance                                                                                   51,306       0.13%
Telephone                                                                                   88,075       0.23%
Travel                                                                                     197,088       0.51%
Uniforms                                                                                   851,214       2.21%
Workers' compensation insurance expense                                                    652,458       1.70%
Workers' compensation insurance reserve                                                    125,377       0.33%

             Total General and Administrative                                         $ 35,861,887      93.21%


                                           See accountant's report
                                                 Page 6


              HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
        Combined Schedule of Other Income
        For the Twelve Months Ended December 31, 1997
       Schedule 2
                                                                                     1997               %
Miscellaneous income                                                                      $ 32,489       0.08%
Wheelchair sales                                                                             9,960       0.03%
Interest income                                                                                  0       0.00%
Interest expense                                                                          (433,992)     -1.13%

             Total Other Income                                                         $ (391,543)     -1.02%


                                  See accountant's report.
                                         Page 7


December 4, 1998

Board of Directors
HUNTLEIGH CORPORATION and
HUNTLEIGH USA CORPORATION
Saint Louis, Missouri

         We have audited the combined balance sheet of HUNTLEIGH CORPORATION (an
S corporation)  and HUNTLEIGH USA  CORPORATION (a C corporation) as of September
30, 1998, and the related statements of income, retained earnings, and cash flow
for  the  nine  months  then  ended.   These   financial   statements   are  the
responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

         The supplementary information included in the schedules of cost of revenues, general and administrative expenses, and other income and expense on pages 14 through 17 is not a required part of the basic financial statements, and we did not audit or apply limited procedures to such information and do not express any assurance on such information.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of HUNTLEIGH
CORPORATION and HUNTLEIGH USA CORPORATION as of September 30, 1998, and the results of its operations and its cash flows for the nine months then ended in conformity with generally accepted accounting principles.



Holt and Patterson Ltd., P.C.



               HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
              Combined Balance Sheet
             As of September 30, 1998
                      ASSETS
                                                               HISTORICAL         PRO-FORMA         PRO-FORMA
                                                                                 ADJUSTMENT        AS ADJUSTED
                                                                                  (Note 12)
CURRENT ASSETS:
           Cash                                                      $ 43,354                            $ 43,354
           Accounts receivable (Note 5)                             6,702,147                           6,702,147
           Other receivables                                           54,393                              54,393
           Prepaid expenses                                           236,787                             236,787
           Total Current Assets                                     7,036,681                           7,036,681

PROPERTY AND EQUIPMENT:
           Property and equipment                                   1,113,443                           1,113,443
           Less: Accumulated depreciation and amortization            630,843                             630,843
           Total Property and Equipment (Note 2)                      482,600                             482,600

OTHER ASSETS:
           Deferred tax asset (Note 4)                                 17,452                              17,452
           Goodwill, net of amortization (Note 9)                   1,731,190                           1,731,190
           Deposits                                                    21,388                              21,388
           Total Other Assets                                       1,770,030                           1,770,030

           Total Assets                                           $ 9,289,311                         $ 9,289,311


                                             See accountants' report
                                         See notes to financial statements
                                                    Page 1


               HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
              Combined Balance Sheet
             As of September 30, 1998
            LIABILITIES AND STOCKHOLDERS' EQUITY
                                                               HISTORICAL         PRO-FORMA         PRO-FORMA
                                                                                  ADJUSTMENT       AS ADJUSTED
                                                                                  (Note 12)
CURRENT LIABILITIES:
           Accounts payable                                         $ 353,815                           $ 353,815
           Accrued salaries and vacations                           1,493,927                           1,493,927
           Deposits                                                    31,388                              31,388
           Accrued expenses                                           206,359                             206,359
           Reserve for workers compensation expense                   476,631                             476,631
           Deferred tax liability                                           -           272,000           272,000
           Notes payable related party (Note 8)                             -                                   -
           Current portion of long-term debt                          448,832                             448,832
           Total Current Liabilities                                3,010,952                           3,282,952

LONG-TERM LIABILITIES:
           Notes payable to stockholder (Note 3)                    2,789,521                           2,789,521
           Notes payable                                            2,778,546                           2,778,546
           Current portion of long-term debt                         (448,832)                           (448,832)
           Deferred tax liability                                           -           785,000           785,000

           Total Long-Term Liabilities                              5,119,235                           5,904,235

           Total Liabilities                                        8,130,187                           9,187,187

STOCKHOLDERS'  EQUITY:
           Common stock, authorized 30,000 shares HC,                  50,800                              50,800
              par value $10 per share, 80 shares issued and
              outstanding; authorized 100 shares HUSA,
              par value $5 per share, 100 shares issued and
              outstanding
           Additional paid-in capital                               2,349,800                           2,349,800
           Treasury stock, 40 shares par value $10 per share             (400)                               (400)
           Retained earnings                                       (1,241,076)        1,057,000        (2,298,076)

           Total Stockholders' Equity                               1,159,124                             102,124

           Total Liabilities and Equity                           $ 9,289,311                         $ 9,289,311



                               See  accountants'  report See notes to  financial
                         statements.
                                     Page 2


               HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
     Combined Statement of Income
   For the Nine Months Ended September 30, 1998
                                                                                                              %

Revenues                                                                                 $ 32,874,193     100.00%

Cost of revenues (Schedule 1)                                                              30,497,423      92.77%

Gross profit                                                                                2,376,770       7.23%

General and administrative expenses                                                         1,694,193       5.15%
(Schedule 2)

Income from operations                                                                        682,577       2.08%

Total other income (expense)                                                               (1,605,032)     -4.88%
(Schedules 3 & 4)

Income (Loss) Before Income Taxes                                                            (922,455)     -2.81%

Provision for Income Taxes
     Current                                                                                   98,629       0.30%
     Deferred                                                                                  51,266       0.16%

Total Provision for Income Taxes                                                              149,895       0.46%

Net income (loss)                                                                        $ (1,072,350)     -3.26%

PRO-FORMA INCOME STATEMENT (Note 12):

Income (Loss) Before Income Taxes                                                          $ (922,455)     -2.81%

Provision for Pro-Forma Income Taxes
     Pro-Forma Income Tax (Expense) Benefit                                                   368,982       1.12%

Pro-Forma Net Income (Loss>                                                                $ (553,473)     -1.68%


                                See accountants' report
                           See notes to financial statements
                                          Page 3



                 HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                         Statement of Retained Earnings
                  For the Nine Months Ended September 30, 1998

Retained earnings, beginning of period                                                                      $ 300,149

Net income (loss)                                                                                          (1,072,350)

Prior period adjustment (Note 8)                                                                             (267,058)

Retained earnings, end of period                                                                         $ (1,039,257)

Pro-Forma (Note 12):

Historical retained earnings, end of period                                                              $ (1,039,257)

     Adjustment for termination of Sub S election - deferred taxes                                         (1,277,000)

Pro-forma retained earnings, end of period                                                               $ (2,316,257)


                                      See accountants' report
                                  See notes to financial statements
                                              Page 4


                     HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                               Statement of Cash Flow
                          For the Nine Months Ended September 30, 1998


              CASH FLOW FROM OPERATING ACTIVITIES:
                          Net Income (Loss)                                                           $ (1,072,350)
                          Prior period adjustment                                                         (267,058)
                                      Subtotal                                                          (1,339,408)
                                      Adjustments to reconcile net income (loss)
                                      to  net   cash   provided   by   operating
                                      activities:
                                      Depreciation and amortization                                        219,070
                                      Decrease (increase) in accounts receivable                         1,978,912
                                      Decrease (increase) in prepaid expenses                              (57,603)
                                      Decrease (increase) in deferred tax asset                            128,246
                                      Decrease (increase) in deposits                                       12,987
                                      Increase (decrease) in accrued expense                              (444,802)
                                      Increase (decrease) in accounts payable                              (67,953)
                                                  Total adjustments                                      1,768,857

                                      Net cash used by operating activities                                429,449

              CASH FLOWS FROM INVESTING ACTIVITIES:
                                      Purchase of equipment                                               (106,587)
                                      Net cash used in investing activities                               (106,587)

              CASH FLOWS FROM FINANCING ACTIVITIES:
                                      Increase in additional paid in capital                             1,049,600
                                      Proceeds from notes payable                                        9,966,427
                                      Principal payments on notes payable                              (11,878,025)
                                      Net cash provided by financing activities                           (861,998)

              NET INCREASE(DECREASE) IN CASH                                                              (539,136)
              CASH, beginnng of year                                                                       582,490
              CASH, ending of year                                                                        $ 43,354

              For purposes of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

              Supplementary Information: Total interest paid on debt described in Notes 3 and 8 for the nine months ended September 30, 1998 is $384,005. Income taxes paid for the same period equal $0.


                                                    See accountants'  report See
                                                  notes to financial statements.
                                     Page 5


                 HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 1998

Note 1:  Summary of Significant Accounting Policies

           Business operations
           Huntleigh Corporation and Huntleigh USA Corporation provide skycap and security screening services to various airlines in airports throughout the United States.

           Accounting method
           The accrual method of accounting is utilized recognizing income when earned and expense when incurred. For income tax purposes, Huntleigh
           Corporation  reports under the cash basis of accounting and Huntleigh
           USA Corporation reports under the accrual basis of accounting.

           Allowance for doubtful accounts
           The Company provides an allowance for doubtful accounts equal to the estimated returns, allowances, and collection losses that will be incurred in collection of all receivables. The estimated returns, allowances, and collection losses are based on a review of the current status of existing receivables.

           Use of estimates
           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

           Concentrations of credit risk
           The  Company  provides  skycap and  security  screening  services  to various airlines in the United States.  Financial  instruments  which potentially  subject the Company to concentrations of credit risk are primarily  accounts  receivable.  The  customer  base is comprised of passenger  airline  companies.  Although the  Companies'  exposure to credit risk  associated  with non payment by the airlines is affected
           by   conditions   or   occurrences   within  the  airline   industry,
           approximately  91% of the total accounts  receivable were 60 days old or less, as of September 30, 1998.

           Goodwill
           Excess  of  purchase  price  over net  assets  of  business  acquired
           ("goodwill") is amortized using the straight line method over 40 and 15 years.
                            See Accountants' Report.
                                     Page 6


                 HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 1998
                                   (Continued)

Note 2:  Property and Equipment Depreciation:

           Property and equipment are stated at cost. Depreciation is provided on the straight-line and accelerated methods over the estimated useful lives of the assets as follows:

                                    Equipment                          5-7 Years
                                    Furniture and fixtures             5-7 Years
                                    Automobiles                        5 Years
                                    Leasehold Improvements             39 Years

           Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

           Property and equipment are summarized by major classification as follows:

                                                          1998
           Equipment                               $     877,685
           Furniture and Fixtures                        130,702
           Automobiles                                    73,293
           Leasehold Improvements                         31,763
                                                       1,113,443
           Less: Accumulated Depreciation                630,843
                                                   $     482,600

           Depreciation expense for the period ending September 30, 1998 is $141,114.

Note 3:  Notes Payable:

           Ogden
           Additional service locations and contracts were purchased from a competitor on April 1, 1997 for $1,750,000. The seller agreed to finance the purchase price with a non interest-bearing note calling for fourteen quarterly payments at $125,000 each. The last payment is due October 1, 2000.


                            See Accountants' Report.
                                     Page 7

                 HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 1998
                                   (Continued)

Note 3:  Notes Payable:  (continued)

           The  non-interest  bearing  $1,750,000 loan was discounted to reflect the applicable federal interest rate of 6.71%. Therefore,  the actual
           loan  amount,   discounted  for  interest,   at  April  1,  1997  was
           $1,548,202.  The balance remaining on this loan at September 30, 1998 is  $928,546.  Principal  payments  to be made on the loan during the next twelve months total $448,832.

           LaSalle-Revolving Line of Credit
           The Corporation  entered into a loan agreement with LaSalle  National
           Bank on December 22, 1997. The maximum amount of outstanding indebtedness at any time during the term of this agreement is $10,000,000. Interest accrues monthly at the lower of LIBOR plus 2.5% or prime rate. The loan matures on May 15, 2001. As of September 30, 1998, the outstanding balance on this loan was $4,639,521 of which $2,789,521was loaned directly to the stockholder who in turn, loaned
           $2,789,521 back to the Corporation. Collateral on this note includes equipment, accounts receivable, contracts, and intangibles.

           Issued letters of credit total $880,568. The available line of credit is reduced by this amount.

           The Company is in violation of loan covenants a) and b) below.  The Company is in compliance with loan covenant c) below.

a) Borrower will, on a consolidated basis, maintain net worth in an amount equal to $2,000,000.

b)       Borrower will, on a consolidated basis, maintain a ratio of total liabilities to net worth of < 5 times.

           c)  Borrower will, on a consolidated basis, maintain a fixed charge coverage ratio not less than 1.1 to 1.0.

           Interest  expense  incurred  on  the  loans  for  the  periods  ended
           September 30, 1998 is $394,737. By letter dated December 7, 1998, the creditor waives its right to demand repayment.


                            See Accountants' Report.
                                     Page 8

                 HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 1998
                                   (Continued)

Note 4:  Income Taxes:

           The stockholder of Huntleigh Corporation has elected to be treated as an "S" corporation under the provisions of the Internal Revenue Code which provide that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, Huntleigh
           Corporation will typically have no provision or liability for federal and state income taxes.

           For  the  fiscal  year  beginning  January  1,  1992,  Huntleigh  USA
           Corporation elected to be a C Corporation. Therefore, all income tax liabilities are to be paid by the Corporation.

           Huntleigh USA Corporation income taxes were calculated on the cash basis of accounting through 1995. As of 1996, the Company began calculating income taxes on the accrual basis of accounting in accordance with Internal Revenue Code section 481(a). The increase in taxable income due to this change equals $1,391,315. This amount may be taken into taxable income over three years. Therefore, the section
           481(a) adjustment will increase taxable income over book income as follows:

                                     1996     $   463,772
                                     1997         463,772
                                     1998         463,771
                                     Total     $1,391,315

           The difference in the method of accounting between the financial statements and tax return causes a temporary difference for which a deferred tax asset has been recognized. The deferred tax asset represents the decrease in taxes payable in future years as a result of net operating loss carryforwards, workers' compensation reserves, and a capital loss carryforward as follows:


                            See Accountants' Report.
                                     Page 9



                 HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 1998
                                   (Continued)


Note 4:  Income Taxes: (continue)

                           Workers'
                         Compensation                        Section 481(a)
                           Reserves       Capital Loss       Remaining            Total
           1995         $ 43,809        $      -0-         $     -0-           $  43,809
           1996           -0-                  -0-               -0-               -0-
           1997           43,882               36,587            -0-               80,469
           1998           30,198               -0-          (115,943)            ( 85,745)
           Total        $117,889        $      36,587      $(115,943)          $   38,533


Note 5:  Accounts Receivable:

           Trade accounts receivable balance as of September 30, 1998 is as follows:

                                                                      1998

           Accounts receivable                                    $ 6,712,538
           Allowance for doubtful accounts                            (10,391)
                                                                  $ 6,702,147


                            See Accountants' Report.
                                     Page 10



                 HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 1998
                                   (Continued)

Note 6:  Operating Lease

         Huntleigh Corporation entered into a lease on May 1, 1997 for the rental of a  building to be used as
         office space.  The landlords are shareholders Bill and Sandy Glassman.  The lease extends for seven years and expires on April 30, 2004.

         As of September 30, 1998, the future minimum lease payments required until expiration of the lease are as follows:

                                    9/30/99          $60,000
                                    9/30/00          $60,000
                                    9/30/01          $60,000
                                    9/30/02          $60,000
                                    9/30/03          $60,000
                                    9/30/04          $60,000
                                    Total           $335,000


           Total office rent expense under this lease agreement for the years ended September 30, 1998 is $60,000.

Note 7:  Income Tax Return Examination:

           In July, 1998, the Internal Revenue Service finalized examinations of the Companies' payroll tax returns for the quarters ending December
           31, 1993 through December 31, 1996. Additional payroll taxes in the amount of $197,850 were charged in regard to this audit. All amounts have been paid and no further liabilities exist concerning these audits. A prior period adjustment was made for $197,850.

           The Internal Revenue Service also finalized a federal income tax return examination of Huntleigh Corporation for the year ended
           September 30, 1994.
           No changes were made as a result of this audit.


                            See Accountants' Report.
                                     Page 11





                 HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 1998
                                   (Continued)

Note 8: Prior Period Adjustment:

           Prior period adjustments were made for the following items:

           Additional Workers Compensation Expense           $  72,101
           Additional Workers Compensation Reserves             43,809
           Additional payroll tax expense as a result of an
              Internal Revenue Service audit-See note 7        197,850

                                     Subtotal                   313,760
           Income Tax Benefit                                   (46,702)

           Total Prior  Period Adjustments                     $267,058

Note 9:  Intangible Assets:

             The original goodwill upon the purchase of Huntleigh Corporation totaled $680,000. This amount is being amortized over forty years. As of September 30, 1998 the net amount was $549,666.

             Additional locations were purchased on April 1, 1997 generating goodwill for both companies in the amount of $1,312,802. This amount is being amortized over 180 months. As of September 30, 1998, the net amount was $1,181,522. Amortization expense on goodwill for the period ended September 30, 1998 is $78,390.

           The organizational costs incurred for the original purchase of Huntleigh Corporation totaled $14,722. These costs were amortized over 60 months. At September 30, 1998, these costs had been fully amortized.

Note 10:  Additional Paid-In Capital:

           In September, 1998, the stockholder received a bonus of $1,200,000, netting to $1,049,600. The shareholder contributed $1,049,600 as additional paid-in capital on the same day.



                            See Accountants' Report.
                                     Page 12


                 HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                  For the Nine Months Ended September 30, 1998
                                   (Continued)


Note 11: Subsequent Event:

       On November 16, 1998,  the Companies  announced  that ICTS  International
       N.V.  would be  purchasing  eighty  percent of the  outstanding  stock of
       Huntleigh USA  Corporation  in a  transaction  to be completed on or near
       January  1,  1999.  Immediately  prior  to  the  acquisition,   Huntleigh
       Corporation  will  become a wholly  owned  subsidiary  of  Huntleigh  USA
       Corporation in a tax-free stock exchange.

       The ICTS transaction is subject to satisfactory completion of further due diligence. ICTS is a leading provider of advanced aviation security services operating primarily in Europe.


Note 12:  Pro-Forma Adjustment:

       The pro-forma  adjustment  reflects deferred income taxes as if Huntleigh
       Corporation, an S corporation, were a C corporation. The pro-forma income statement adjustment relects an income tax benefit as if both companies were a C corporation.

                            See Accountants' Report.
                                     Page 13

                                 SUPPLEMENTARY INFORMATION

                            HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                              Combined Schedule of Cost of Revenues
                            For the Nine Months Ended September 30, 1998

                                           Schedule 1
                                                                              1998               %
Advertising and promotion                                                         $ 149,931       0.46%
Anti-drug program                                                                    86,090       0.26%
Claims                                                                               81,463       0.25%
Delivery service                                                                        615       0.00%
Depreciation expense                                                                 48,559       0.15%
Disability insurance                                                                 18,150       0.06%
Donations                                                                               675       0.00%
Dosimeter expense                                                                    16,924       0.05%
Dues and subscriptions                                                                 (308)      0.00%
Employee awards                                                                      35,560       0.11%
Equipment repairs and maintenance                                                    43,826       0.13%
Equipment supplies                                                                   39,418       0.12%
Food                                                                                 46,095       0.14%
Insurance expense                                                                   256,758       0.78%
Lease expense                                                                        64,423       0.20%
Miscellaneous expense                                                                12,394       0.04%
Mischecked bags                                                                       7,929       0.02%
Moving expense                                                                        2,146       0.01%
Parking                                                                             140,292       0.43%
Payroll taxes                                                                     2,885,899       8.78%
Professional services                                                                81,345       0.25%
Rent                                                                                152,525       0.46%
Salaries                                                                         24,691,867      75.11%
Severance                                                                            39,856       0.12%
Supplies                                                                             77,507       0.24%
Taxes, licenses, and permits                                                         58,578       0.18%
Telephone                                                                            93,029       0.28%
Training                                                                            242,704       0.74%
Travel                                                                              193,038       0.59%
Uniforms                                                                            444,198       1.35%
Workers compensation insurance                                                      380,311       1.16%
Workers compensation insurance reserve                                              105,626       0.32%
Total Cost of Revenues                                                         $ 30,497,423      92.77%

                         HUNTLEIGH CORPORATION/HUNTLEIGH USA CORPORATION
                    Combined Schedule of General and Administrative Expenses
                              For the Nine Months Ended September 30, 1998
                                      Schedule 2
                                                                                             %

Advertising and promotion                                                      $ 127       0.00%
Anti-drug program                                                              1,062       0.00%
Auto expense                                                                   2,343       0.01%
Bad debt expense                                                             140,649       0.43%
Bank analysis and maintenance fee                                             66,473       0.20%
Delivery service                                                              28,390       0.09%
Depreciation expense                                                          92,555       0.28%
Director's fees                                                               36,000       0.11%
Donations                                                                      1,250       0.00%
Dues and subscriptions                                                         7,559       0.02%
Employee awards                                                               44,340       0.13%
Entertainment                                                                  4,080       0.01%
Equipment lease                                                                7,483       0.02%
Equipment supplies                                                           (12,100)     -0.04%
Food                                                                           6,192       0.02%
Insurance expense                                                             17,152       0.05%
Keyman life and disability insurance                                           5,625       0.02%
Miscellaneous expense                                                          2,243       0.01%
Moving expense                                                                     -       0.00%
Officers' salary                                                             132,605       0.40%
Parking                                                                           45       0.00%
Payroll processing                                                            23,459       0.07%
Payroll taxes                                                                 76,789       0.23%
Professional services                                                        206,898       0.63%
Reimbursement from related entity                                                  -       0.00%
Rent                                                                          46,782       0.14%
Repairs and maintenance                                                       21,576       0.07%
Salaries                                                                     543,146       1.65%
Supplies                                                                      52,067       0.16%
Taxes, licenses, and permits                                                   1,144       0.00%
Telephone                                                                     52,053       0.16%
Training                                                                       5,073       0.02%
Travel                                                                        21,416       0.07%
Uniforms                                                                         354       0.00%
Workers compensation insurance                                                59,362       0.18%
Total General and Administrative Expense                                 $ 1,694,193       5.15%

        Combined Schedule of Other Income
         For the Nine Months Ended September 30, 1998
                    Schedule 3
                                                                               1998               %

Miscellaneous income                                                         $ 31,847       0.10%
Wheelchair sales                                                                5,935       0.02%
Interest income                                                                10,691       0.03%
Life insurance refund                                                          27,620       0.08%
Total Other Income                                                           $ 76,094       0.23%

          Combined Schedule of Other Expenses
      For the Nine Months Ended September 30, 1998
           Schedule 4                                                                        %
Amortization of goodwill                                                    $ 78,390       0.24%
Interest expense-stockholder                                                 188,928       0.57%
Interest expense-other                                                       205,809       0.63%
Officer bonus                                                              1,200,000       3.65%
Penalties                                                                      7,998       0.02%
Total Other Expense                                                      $ 1,681,126       5.11%

                                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                         ICTS INTERNATIONAL N.V.
                                                                  (Registrant)

Date:    January 11, 1999                                By
                                                         Lior Zouker, President